                                             File No. 70-


                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


                  YANKEE ATOMIC ELECTRIC COMPANY
                         580 Main Street
                   Bolton, Massachusetts 01740

            (Name of company filing this Statement and
              Address of Principal Executive Office)

                   NEW ENGLAND ELECTRIC SYSTEM

                               and

                       NORTHEAST UTILITIES

            (Name of Top Registered Holding Companies)



Thomas W. Bennet, Jr.         Kirk L. Ramsauer
Vice President and Treasurer, General Counsel and Clerk of Yankee
580 Main Street               25 Research Drive
Bolton, Massachusetts 01740   Westborough, Massachusetts 01582

           (Names and addresses of Agents for Service)

     ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION
     --------------------------------------------

     This application/declaration relates to short-term borrowing by Yankee Atomic Electric Company (Yankee Atomic) for the period from January 1, 1998, through December 31, 2002. Yankee Atomic seeks to borrow money from one or more banks, up to a maximum aggregate amount to be outstanding at one time of $10,000,000. Yankee Atomic currently has short-term borrowings authority through December 31, 1997, up to $10,000,000. The proceeds of the proposed borrowings will be used to finance the company's working capital needs.

     On October 15, 1997, Yankee Atomic announced it had accepted Duke Engineering and Services letter of intent to acquire Yankee Atomic's Nuclear Services' Division. It is expected that this sale will occur before year end. After the sale of its Nuclear Services Division, Yankee Atomic will continue to be responsible for decommissioning the Rowe nuclear plant. In order to provide a source of funds in the unlikely event that its flow of decommissioning funds were to be temporarily disrupted, Yankee Atomic believes that a $10 million, short term borrowing authority is required. Yankee Atomic may also have the need for short-term borrowing to the extent it incurs expenditures that are not decommissioning related. This borrowing authority will allow the Company to meet its working capital needs.

Borrowings from Bank(s)
----------------------

     The proposed borrowings by Yankee Atomic from banks(s) will be evidenced by notes maturing in less than one year from the date of issuance. Yankee Atomic will negotiate with the bank(s) the interest costs of such borrowings. Yankee Atomic pays fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the "Wall Street Journal" as the high federal funds rate, plus, in either case, one percent. Based on the current base lending rate of 8.75% and an equivalent or lower, high federal funds rate, the effective interest costs of such a borrowing today would not exceed 9.75% per annum.

     Certain of such borrowings may be without prepayment privileges. Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to Yankee
Atomic, taking into account fixed maturities, interest rates, and any other relevant financial considerations.

EWG/FUCO
--------

     Yankee Atomic does not have an ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, Yankee Atomic is not a party, nor has any rights under, a service, sales, or construction agreement with a EWG or FUCO, and does not have any current intention to secure an ownership interest in an EWG or FUCO. None of the proceeds of the transaction proposed will be used by Yankee Atomic, New England Electric System, Northeast Utilities, or any affiliated company for acquisition of an interest in a EWG or FUCO.

Filing of Certificates of Notification
--------------------------------------

     Within 45 days after the end of each calendar quarter, Yankee Atomic will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the dates and amounts of all new money borrowings, the name(s) of the bank(s), the maximum amount of notes outstanding to bank(s), at any one time, and the aggregate total outstanding at the end of such quarter. The final certificate of notification will be accompanied by the required past tense opinion of counsel.

     ITEM 2 - FEES, COMMISSIONS, AND EXPENSES
     ----------------------------------------

     There are no fees or commissions to be paid in connection with the proposed transactions. Incidental services will be performed by New England Power Service Company at the actual cost thereof. New England Power Service Company is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services to Yankee Atomic, primarily that of the Legal and Administrative Departments, is estimated not to exceed $1,000.


     ITEM 3 - APPLICABLE STATUTORY PROVISIONS
     ----------------------------------------

    (a)  (1)   The issuance of notes by Yankee Atomic to bank:
               Sections 6(a) and 7 of the Act.

         (2) The payment of any note indebtedness from the proceeds of the proposed borrowings: exempted from Section 9(a) and Rule 42(a) by Subparagraph
               (b)(2) of said rule.

    (b) Yankee Atomic is and has the following relationships, as defined under the Act and the Rules and Regulations thereunder:

    A subsidiary and an affiliate of New England Power Company, an exempt holding company, and of New England Electric System, a registered holding company, and an associate of each company in the New England Electric System Holding Company System.

    A subsidiary and an affiliate of The Connecticut Light and Power Company, an exempt holding company, and of Northeast Utilities, a registered holding company and an associate of each company in the Northeast Utilities Holding Company System, and an affiliate of Western Massachusetts Electric Company, and Public Service Company of New Hampshire, both subsidiaries of said Northeast Utilities.

    An affiliate of Boston Edison Company.

    An affiliate of Central Maine Power Company.

    Note: Yankee Atomic is neither an affiliate nor an associate of Montaup Electric Company, a subsidiary of Eastern Utilities Associates, a registered holding company, nor of Central Vermont Public Service Corporation, nor of Commonwealth Electric Company and Cambridge Electric Light Company, both subsidiaries of Commonwealth Energy Systems, an exempt holding company, as the holding of the Yankee Atomic voting stock by each is less than 5%.

    ITEM 4 - REGULATORY APPROVAL
    ----------------------------

    No state regulatory commission nor Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

    ITEM 5 - PROCEDURE
    ------------------

    It is requested that the Commission take action with respect to this statement without a hearing being held and that this statement become effective on or before December 31, 1998, or as soon as practicable thereafter, in order for Yankee Atomic to make its borrowing under this authority early in 1998.

    Yankee Atomic (1) does not request a recommended decision by an administrative law judge, (2) does not request a recommended decision by any other responsible officer of the Commission, (3) hereby specifies that the Division of Investment Management may assist in the preparation of the Commission's decision, and (4) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.


    ITEM 6 - EXHIBITS AND FINANCIAL STATEMENTS
    ------------------------------------------

    (a)   A    Form of Notes Proposed to be Issued by Yankee
               Atomic to the Banks.

         *F    Opinion of Counsel

          G    Proposed Form of Notice.

    (b)  Financial Statements:

         1.    Balance Sheet of Yankee Atomic at September 30,
               1997.

         2.    Statement of Income and Retained Earnings of
               Yankee Atomic for the 12 months ended September
               30, 1997.

         As no true pro forma effect can be given because of changing situations over the period, pro forma statements have been omitted.

         3. Estimated source and application of funds by month for the years 1998 through 2001.

         There were no material changes, not in the ordinary course of business, since the day of the balance sheet, September 30, 1997.

         * To be filed by amendment.

    ITEM 7 - INFORMATION AS TO ENVIRONMENTAL EFFECTS
    -----------------------------------------------

    The proposed transaction does not involve a major Federal action significantly affecting the quality of the human environment.

                            SIGNATURE
                            _________

    Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                             YANKEE ATOMIC ELECTRIC COMPANY

                             s/Kirk L. Ramsauer

                             ___________________________________
                             Kirk L. Ramsauer
                             Clerk and General Counsel


Date: October 29, 1997